Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

TeliaSonera January-December 2006

TeliaSonera reports record earnings in 2006

Full year
•	Net sales increased 3.9 percent to SEK 91,060 million (87,661).
•	EBITDA, excluding non-recurring items, reached SEK 32,266 million (29,411) and the margin improved to 35.4 percent (33.6).
•	Operating income, excluding non-recurring items, increased to SEK 26,751 million (20,107).
•
Net income increased to SEK 19,283 million (13,694) and earnings per share rose 48 percent to SEK 3.78 (2.56). Net income was impacted by positive one-off items amounting to approximately SEK 1.7 billion. Net income was record high, even excluding these one-off items.

•	Free cash flow increased to SEK 16,596 million (15,594).
•	Strong subscription growth with 1.5 million new subscriptions in the majority-owned operations and 14.4 million new subscriptions in the associated companies.
•	Total proposed dividend of SEK 6.30 per share (3.50), including ordinary and extraordinary dividends, equaling a total of SEK 28,290 million (15,717).

Fourth quarter
•
Net sales increased 1.4 percent to SEK 23,187 million (22,876) driven by strong revenue growth in International Mobile and acquisitions in the home markets. In local currencies net sales increased 3.9 percent.

•	EBITDA, excluding non-recurring items, increased to SEK 7,766 million (7,098) and the margin improved to 33.5 percent (31.0).
•	Operating income, excluding non-recurring items, increased to SEK 6,504 million (4,890).
•	Net income totaled SEK 4,538 million (3,342) and earnings per share rose 48 percent to SEK 0.90 (0.61).
•	Free cash flow was SEK 2,865 million (3,191).

Financial Highlights

SEK in millions, except per share data	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	23,187	22,876	91,060	87,661
EBITDA1) excl. non-recurring items2)	7,766	7,098	32,266	29,411
Operating income	6,190	4,022	25,489	17,549
Operating income excl. non-recurring items	6,504	4,890	26,751	20,107
Net income	4,538	3,342	19,283	13,694
of which attributable to shareholders of the parent company	4,029	2,734	16,987	11,697
Earnings per share (SEK)	0.90	0.61	3.78	2.56
1) Please refer to page 25 for definitions.
2) Non-recurring items; see table on page 30.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Comments from Anders Igel, President and CEO

“This is our best ever year financially, clearly showing our ability to perform in a demanding market. There is more potential in the group to improve longer term.”

Business focus for profitable growth

TeliaSonera introduced as of January 1, 2007, a new organization comprising of four business areas. The format will capture the strong growth within mobility and broadband services as well as managed services for enterprises and in addition the high growth in the eastern markets. The new organization is aimed at improving business focus and reducing complexity in order to boost profitable growth and increase speed of implementation. Customers will still meet one company. Converged and combined services, and content services will be offered.

The new focus is aimed at stimulating growth through clear responsibilities. Services will be developed closer to customers, competence across borders and units will be utilized more effectively and migration to new services will be speeded-up. Efficiency is improved by focusing on cross-border synergies in the international business areas, through faster and easier decision making, the separation of process and IT-support between mass market services and high value enterprise services as well as clearer target setting and benchmarking.

TeliaSonera’s focus will be on developing the operations in the home markets, developing the investment in Spain and creating value related to the eastern positions.

Outlook 2007

Group net sales are expected to continue to grow, reaching the target of approximately SEK 100 billion in two years with maintained good profitability.

Net income for 2007 is estimated to be somewhat higher than in 2006, excluding the positive one-off items of approximately SEK 1.7 billion in 2006.

CAPEX-to-sales ratio is expected to grow due to increased investments in broadband and mobile capacity.

Review of the Group, Full Year 2006

Net sales increased 3.9 percent to a record high of SEK 91,060 million (87,661). The net effect of acquisitions and divestitures affected sales positively by 1.7 percent and there was no net effect from exchange rate changes. Organic growth was 2.2 percent.

In mobile communications, net sales increased in Eurasia (34 percent), Norway (19 percent), the Baltics (9 percent) and Denmark (5 percent). Growth in Norway was positively affected by acquisitions. In Sweden, volume growth was strong, but net sales decreased 1 percent due to lower prices. In Finland, total net sales decreased 6 percent. After excluding the effects from Saunalahti’s withdrawal from TeliaSonera’s network, net sales in Finland decreased 1 percent.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

In fixed communications, demand for broadband services remained strong in all TeliaSonera’s markets. The acquisitions of NextGenTel in Norway and MicroLink in Estonia affected sales positively. Still, net sales decreased, mainly due to the migration to mobile and IP based services, which particularly affected sales in Sweden.

The number of subscriptions increased almost 20 percent, bringing the total number of subscriptions in TeliaSonera’s majority-owned operations at the end of the year to 30.2 million and 65.9 million in the associated companies.

EBITDA, excluding non-recurring items, increased to SEK 32,266 million (29,411) as net sales rose and the margin improved to 35.4 percent (33.6). The margin improvement was especially due to higher margins in Sweden, Finland and Denmark.

Operating income, excluding non-recurring items, increased 33 percent to SEK 26,751 million (20,107) due to improvements in all profit centers, except in Spain, where TeliaSonera launched its commercial mobile offerings in December 2006.

In the majority-owned operations, operating income increased 25 percent to SEK 21,076 million (16,858), with the strongest improvement in Finland, followed by Eurasia, Denmark and Norway. The increase includes SEK 900 million from adjusted depreciation schedules, mainly in Sweden and Finland.

A SEK 389 million release of a reserve related to historical interconnect fees in Sweden affected operating income positively in the fourth quarter of 2006. The release follows a ruling by the Swedish Administrative Court of Appeal on February 8, 2007, in favor of a reduction of the historical interconnect fees that Tele2 had demanded from TeliaSonera.

Income from associated companies increased 73 percent to SEK 5,579 million (3,229). Income from MegaFon increased to SEK 2,780 million (1,176). The improvement includes SEK 340 million in gains from exchange rates and divestments, and revaluations of loans in 2005. Turkcell continued its positive operational trend and, despite a depreciation of the Turkish lira against the Swedish krona, TeliaSonera’s income from Turkcell rose to SEK 2,020 million (1,761). Additionally, the divestment of the mobile operator MTN Uganda had a positive effect of SEK 562 million.

Non-recurring items affecting operating income totaled SEK -1,262 million (-2,558), and were related mainly to restructuring in Sweden and Finland. Non-recurring items in 2006 were positively impacted by a SEK 500 million reversal of a provision related to the settlement of a dispute regarding a potential co-location site in London (West Ferry Road).

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial items totaled SEK -263 million (-530) and were positively impacted by a non-recurring capital gain of SEK 183 million (nil) from the sale of shares in Elisa Corporation.

Income taxes increased to SEK -5,943 million (-3,325). The effective tax rate increased to 23.6 percent (19.5). The increase is mainly due to the expiration of the tax holiday in Kazakhstan.

Net income attributable to shareholders of the parent company increased 45 percent, or SEK 5,290 million, to SEK 16,987 million and earnings per share increased 48 percent to SEK 3.78 (2.56).

CAPEX decreased to SEK 11,101 million (11,583) and the CAPEX-to-sales ratio decreased to 12.2 percent (13.2). CAPEX decreased in all the Nordic markets, especially within fixed communications in Sweden and mobile communications in Finland. In the Baltics and Eurasia CAPEX increased and, due to the commercial launch of Yoigo in December, investments were made for the build-out of a network in Spain.

Free cash flow increased to SEK 16,596 million (15,594) mainly due to improved EBITDA and increased dividends from the associated companies. The improvement was limited mainly by an increase in working capital, higher cash payments out of restructuring provisions and higher cash payments for pensions.

Net debt increased to SEK 14,957 million (8,373) primarily due to acquisitions.

The equity/assets ratio decreased to 49.9 percent (58.9).

Acquisitions
TeliaSonera was active during the year and paid a total of SEK 3.3 billion net cash in acquisitions. The largest transactions were:

•
Accessing the Spanish mobile market by acquiring the majority of Xfera (consolidated as of June 14, 2006) for a net of SEK 617 million. TeliaSonera increased its ownership to 76.6 from 16.6 percent. Telia-Sonera also assumed additional debt of SEK 3.8 billion through the consolidation of Xfera.

•
Expanding into the Norwegian broadband market by acquiring NextGenTel (consolidated as of June 1, 2006) for a purchase price of SEK 2,338 million. NextGenTel is a strategic acquisition, strengthening our position in the home markets. Our intention is to exploit the competence and operations of NextGenTel when driving growth in other countries.

Significant events after the period
•
On January 31, 2007, TeliaSonera signed a share purchase agreement to acquire 100 percent of debitel Danmark A/S in Denmark. The purchase price, on a debt free basis, may at most reach approximately SEK 1,270 million, of which TeliaSonera will pay SEK 860 million in cash at closing. The remaining purchase price is capped at SEK 410 million and is dependent on the development during the next six months. In addition to the stand alone valuation, the transaction is based on transferring debitel's traffic from other mobile networks into Telia Denmark's mobile network. Closing of the transaction is subject to approval from the Danish Competition Authority.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
On January 26, 2007, TeliaSonera announced that an arbitration tribunal of the International Chamber of Commerce had issued an award finding that a binding share purchase agreement was concluded between TeliaSonera and Cukurova in 2005, calling for Cukurova to sell all the remaining shares in Turkcell Holding to TeliaSonera. The award results from an arbitration proceeding in Geneva that TeliaSonera commenced in May 2005 against Cukurova after Cukurova withdrew from the transaction. TeliaSonera hopes to conclude the transaction with Cukurova but, even if the share purchase agreement is binding, TeliaSonera does not yet know if Cukurova is willing, or able, to proceed with a transfer of the shares to TeliaSonera.

•
On January 26, 2007, TeliaSonera closed the acquisition of 98.8 percent of Cygate for a cash consideration of SEK 639 million. The acquisition strengthens TeliaSonera in the managed services market, primarily in Sweden.

Review of the fourth quarter
Net sales increased 1.4 percent to SEK 23,187 million (22,876). The net effect of acquisitions and divestitures affected sales positively by 1.7 percent, while changes in exchange rates had a negative impact of 2.5 percent. Organic growth was 2.2 percent.

In mobile communications, net sales increased in Eurasia (17 percent), the Baltics (10 percent), Norway (2 percent), and Finland (1 percent). In Sweden, volumes continued to grow strongly, but net sales decreased 1 percent due to lower prices. Sales in Denmark decreased 13 percent due primarily to lower terminal sales and currency development.

In fixed communications, the demand for broadband services was strong and sales of broadband increased in all markets. Net sales were positively affected by the acquisitions of NextGenTel in Norway and MicroLink in Estonia. Despite the acquisitions and positive development within broadband, fixed communications net sales decreased, mainly due to lower fixed voice sales in Sweden.

EBITDA, excluding non-recurring items, increased to SEK 7,766 million (7,098) as a result of higher net sales and the margin improved to 33.5 percent (31.0).

Operating income, excluding non-recurring items, increased 33 percent to SEK 6,504 million (4,890) due to improvements in most of the operations.

In the majority-owned businesses, operating income increased 27 percent to SEK 4,959 million (3,897). The improvement includes SEK 220 million from adjusted depreciation schedules, mainly in Sweden and Finland. Additionally, a SEK 389 million release of a reserve related to historical interconnect fees in Sweden affected operating income positively.

Income from associated companies increased 57 percent to SEK 1,555 million (992). Income from MegaFon increased by SEK 503 million, of which SEK 265 million is due to gains from exchange rates and divestments, and a negative revaluation of loans in 2005.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Non-recurring items affecting operating income totaled SEK -314 million (-868) and were related mainly to restructuring in Sweden, Finland and Denmark. Non-recurring items in the fourth quarter of 2006 were positively impacted by a SEK 500 million reversal of a provision related to the settlement of a dispute regarding a potential co-location site in London (West Ferry Road).

Financial items totaled SEK -90 million (-145).

Income taxes increased to SEK -1,562 million (-535) and the effective tax rate increased to 25.6 percent (13.8). The increase in the tax rate was mainly due to the expiration of the tax holiday in Kazakhstan and a low tax rate in the comparative period due to the revaluation of certain deferred tax assets at the end of 2005. The increase in the effective tax rate was also due to a decrease of net deferred tax assets in Spain following enacted income-tax rate cuts.

Net income attributable to shareholders of the parent company increased 47 percent to SEK 4,029 million (2,734) and earnings per share increased to SEK 0.90 (0.61).

CAPEX increased to SEK 3,688 million (3,091) and the CAPEX-to-sales ratio rose to 15.9 percent (13.5) primarily due to the timing of investments between the quarters.

Free cash flow decreased slightly to SEK 2,865 million (3,191) mainly due to higher CAPEX and higher cash tax payments, despite the higher EBITDA and a larger decrease in working capital.

Net debt amounted to SEK 14,957 million, a decrease of SEK 3,759 million during the quarter due to positive cash flow generation.

TeliaSonera Share
The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. The share’s settlement price on the Stockholm Stock Exchange increased more than 30 percent in 2006, from SEK 42.70 to SEK 56.25. The highest share price was SEK 58.25 (43.40) and the lowest was SEK 37.90 (35.50).

The number of shareholders decreased from 745,172 to 691,106. The Swedish state’s holding is 45.3 percent of the capital and the Finnish state’s is 13.7 percent. Holdings outside Sweden and Finland increased from 12.8 percent to 16.7 percent. At year-end, Swedish private investors owned 3.2 percent (3.2) and Finnish private investors 2.2 percent (2.2). Swedish institutional investors owned 15.9 percent (19.7) of the share capital and Finnish institutional investors owned 3.0 percent (3.2).

Ordinary dividend and capital distribution to shareholders
For 2006, the Board of Directors proposes to the Annual General Meeting (AGM) an ordinary dividend of SEK 1.80 (1.25) per share, totaling SEK 8.1 billion. In light of the strong results in 2006, the proposed ordinary dividend is in the upper range of the dividend policy’s 30-50 percent interval of net income attributable to shareholders of the parent company.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

In addition to the ordinary annual dividend, the Board of Directors proposes an annual additional distribution to shareholders. The additional distribution will be reviewed annually taking into consideration cash flow and its projections as well as investment plans. Based on the current assessment, the additional distributions would be on the same level as the current distribution of approximately SEK 10 billion. Accordingly, for 2006, the Board of Directors has decided to propose to the AGM an extraordinary dividend of SEK 2.25 per share (2.25), totaling SEK 10.1 billion.

On top of this, the Board of Directors, in view of the strong development during the year 2006, proposes to the AGM an additional extraordinary dividend for 2006 of SEK 2.25 per share, totaling SEK 10.1 billion.

The Board of Directors proposes that the final day for trading in shares entitling shareholders to ordinary and extraordinary dividends be set for April 24, 2007, and that the first day of trading in shares excluding rights to ordinary and extraordinary dividends be set for April 25, 2007. The recommended record date at VPC for the right to receive ordinary and extraordinary dividends will be April 27, 2007. If the AGM votes to approve the Board’s proposals, ordinary and extraordinary dividends are expected to be distributed by VPC on May 3, 2007.

New board members elected in January 2007

TeliaSonera’s Nomination Committee informed TeliaSonera in December 2006, that it had finalized its work regarding nominations for the Board of Directors. As the proposed changes in the composition of the Board of Directors were substantial, the shareholders represented in the Nomination Committee requested TeliaSonera’s Board of Directors to call an extraordinary shareholders meeting to elect new board members.

The Extraordinary General Meeting (EGM) of TeliaSonera AB (publ) was held on January 17, 2007, and the EGM decided to elect the following persons as new members to the Board of Directors: Maija-Liisa Friman, Conny Karlsson, Lars G Nordström and Jon Risfelt.

The General Meeting decided to relieve the following Board members of their duties: Carl Bennet, Eva Liljeblom, Lennart Låftman, Lars-Erik Nilsson and Sven-Christer Nilsson.

The General Meeting decided that the number of Board members elected by the General Meeting be seven without deputy members.

Caroline Sundewall, Timo Peltola and Tom von Weymarn will continue as Board members. Tom von Weymarn will continue as the Chairman of the Board.

Annual General Meeting 2007

The Annual General Meeting (AGM) will be held on April 24, 2007, at 5 p.m. Swedish time at Stockholmsmässan in Älvsjö, Stockholm. Notice of the meeting will be posted on TeliaSonera’s website, www.teliasonera.com, and advertised in the newspapers at the end of March 2007. The record date entitling shareholders to attend the meeting will be April 18, 2007. Shareholders may file notice of intent to attend the AGM from March 26, 2007. TeliaSonera must receive notice of attendance no later than 4 p.m. Swedish time on April 18, 2007.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

A Finnish shareholders’ information meeting will be arranged on April 25, 2007, at 4 p.m. Finnish time at Finlandia House, Helsinki. Finnish shareholders will have the possibility to meet in person representatives from management and the Board. Shareholders may file notice of intent to attend the Finnish shareholders’ information meeting from March 26, 2007. TeliaSonera must receive notice of attendance no later than April 16, 2007. More information about how to file a notice of intent to attend the meeting will be given in connection with similar information about the AGM.

Full year profitability maintained in Sweden

Full year
•
The migration to IP-based services accelerated and usage of mobile services based on 3G and WLAN increased. By concentrating new offerings to mobile and IP based services, TeliaSonera maintained its market position despite increased competition and changing market conditions. The mobile market was characterized by strong price pressure and a focus on flat rate offerings. Broadband prices remained fairly stable as competitors focused on offering more bandwidth at the same prices.

Mobile communications
•
Strong volume growth - both in outgoing traffic, which rose 20 percent, and the use of mobile data services - nearly offset price erosion of slightly more than 20 percent. Net sales decreased 1 percent.

•	The number of mobile subscriptions rose by 216,000 to 4,603,000.

•	Postpaid churn remained unchanged at 11 percent.

•
Volume growth and positive restructuring effects had a positive effect on EBITDA and almost compensated for lower price levels, increased sales costs and increased costs for the purchase of capacity from the associated company Svenska UMTS-n’t AB. The release of a reserve related to historical interconnect fees affected EBITDA positively by SEK 79 million in the fourth quarter. The EBITDA margin remained unchanged.

•
CAPEX-to-sales ratio remained unchanged and during the year Telia-Sonera continued investments in EDGE and the roll-out of the GSM network, thereby extending its geographic reach to 90 percent. Svenska UMTS-n’t has invested SEK 4.1 billion in the 3G infrastructure in Sweden so far and has fulfilled the license conditions set by the regulator PTS.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed communications
•
Despite strong growth within broadband, net sales decreased 6 percent. The number of broadband subscriptions increased by 29 percent, or 205,000, to 922,000, which compensated for the decline in all other areas except fixed voice. Fixed voice sales decreased due to the decline in fixed voice traffic, a lower number of subscriptions and price pressure.

•
Positive effects from the ongoing restructuring program and a SEK 310 million release of a reserve in the fourth quarter more than compensated for the decrease in fixed voice sales and the EBITDA margin increased.

•	Despite increased investments in broadband, CAPEX decreased year on year mainly due to lower investments in the circuit-switched telephony network and in the transport network.

SEK in millions, except margins, ARPU and no. of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	9,359	9,739	37,003	38,710
EBITDA excl. non-recurring items	3,668	3,635	14,829	15,183
Margin (%)	39.2	37.3	40.1	39.2
Operating income	2,188	1,575	9,987	8,302
Operating income excl. non-recurring items	2,816	2,558	11,242	10,803
Mobile communications
Net sales	3,010	3,027	11,974	12,104
EBITDA excl. non-recurring items	1,276	1,216	5,033	5,081
Margin (%)	42.4	40.2	42.0	42.0
CAPEX	316	137	800	787
ARPU (SEK)	203	210	204	213
Number of subscriptions, end of period (thousands)	4,603	4,387	4,603	4,387
Fixed communications
Net sales	6,349	6,712	25,029	26,606
EBITDA excl. non-recurring items	2,392	2,419	9,796	10,102
Margin (%)	37.7	36.0	39.1	38.0
CAPEX	1,001	900	2,765	3,260
Number of subscriptions, end of period (thousands):
Retail excl. broadband	5,211	5,758	5,211	5,758
Broadband	922	717	922	717
Wholesale PSTN subscriptions	1,002	858	1,002	858
Wholesale copper access, LLUB	520	374	520	374

Effects from the ongoing restructuring program
•
The restructuring program in Sweden is expected to reduce annual gross costs by SEK 4-5 billion as of 2008 compared to the cost level of 2004. The changes are expected to result in a reduction of approximately 3,000 employees. The restructuring costs are estimated at around SEK 5 billion to be reported as non-recurring items.

•
The effect of cost savings in 2006 is approximately SEK 2,280 million (800), of which about SEK 630 million (400) in the fourth quarter. A large portion was related to fixed communications. The restructuring measures implemented to date are estimated to give an annual gross savings effect of approximately SEK 2.8 billion as of 2007.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
Since the introduction of the program in the beginning of 2005, the cumulative non-recurring expenses for the restructuring totaled SEK 3,765 million (2,509), of which redundancy provisions were SEK 2,895 million (1,837) and SEK 870 million (672) were impairment charges for the network and costs for surplus office space. In the fourth quarter, an additional early retirement offer was given to employees born in 1947 or earlier and non-recurring expenses totaled SEK 628 million (986).

•
Since the introduction of the program in the beginning of 2005, 1,209 employees have accepted the offer for early retirement and 468 employees have been transferred to the re-deployment unit. Of these, 1,516 have left the company. In addition, hired personnel have decreased by approximately 670.

•	The responsibility for the ongoing restructuring program in Sweden is divided between the respective new business areas launched on January 1, 2007.

Fourth quarter
•
Packaged solutions dominated the market for offers, and business customers became an increasingly important target group. Efforts were stepped up to make 3G the dominant solution. Broadband competition intensified locally. Consolidation in the market continued. Mobile and broadband offerings dominated the Christmas campaigns. TeliaSonera’s successful sales drives resulted in a strong finish for the year. TeliaSonera maintained its market position.

Mobile communications
•
Due to a higher number of subscriptions and increased usage, net sales remained stable, despite price erosion of almost 25 percent year on year. Price pressure remained particularly strong in the segment for small and medium-sized businesses.

•	Successful Christmas campaigns generated the highest quarterly subscription intake in two years. The number of subscriptions rose by 99,000 to 4,603,000, escalating towards the end of the year.

•	Postpaid churn decreased to 11 percent (12).

•	The number of traffic minutes per subscription rose 14 percent to 167 minutes, but ARPU decreased 3 percent to SEK 203 due to lower prices.

•
The EBITDA margin was under pressure from higher costs for customer intake and costs for the purchase of capacity from Svenska UMTS-n’t AB, which totaled SEK 120 million (80). However, a release of a reserve related to historical interconnect fees affected EBITDA positively and the margin rose to 42.4 percent.

Fixed communications
•
Net sales continued to decrease as migration accelerated and led to a lower number of voice subscriptions, decreasing traffic volumes and lower prices. A SEK 50 million provision related to historical interconnect pricing also burdened sales.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•	Broadband subscription net growth was 60,000 during the quarter, the highest quarterly increase in the year.

•
During the quarter, the number of fixed voice retail subscriptions decreased by 108,000, of which the vast majority migrated to mobile only, or VoIP, solutions, and only 12,000 transferred to wholesale.

•
In addition to lower net sales, the EBITDA margin was negatively impacted by a lower year-on-year net effect from restructuring compared to the previous quarters. Increased customer acquisition costs and higher maintenance costs caused by stormy weather also had a negative impact on EBITDA. However, the EBITDA margin rose to 37.7 percent, positively affected by a SEK 310 million release of a reserve related to historical interconnect fees.

Turnaround measures strongly improved
profitability in Finland

Full year
•
TeliaSonera’s shift in focus to customer loyalty, quality and services led to a stabilization of the entire Finnish telecommunications market. Improved profitability at all major operators was the clearest evidence of an ongoing market recovery. Prices stabilized and in some cases average prices and ARPUs started to rise. In the mobile market, the amount of ported numbers fell more than 60 percent, improving churn levels at all mobile operators. In April, sales of bundled 3G packages started and significantly increased the demand for 3G mobile phones. Within broadband, double-digit market growth continued, although at a more moderate pace than in 2005. TeliaSonera’s turnaround strategy resulted in rising net sales and strongly improved profitability in the second half of the year. As anticipated, TeliaSonera’s mobile market share in terms of subscriptions decreased slightly.

Mobile communications
•
Total net sales decreased 6 percent. Excluding effects from Saunalahti’s withdrawal from TeliaSonera’s network (SEK -470 million), sales decreased 1 percent. Increased sales of new handsets and higher average prices and ARPU over the year partly offset the effect of inherited price erosion (SEK -200 million).

•
The number of subscriptions decreased by 100,000 to 2,407,000, mainly because of the cancellation of new sales of Tele Finland’s low price subscriptions. Including subscriptions through service providers, the total number of subscriptions was 2,420,000.

•	Postpaid churn declined to 18 percent (26).

•
EBITDA and EBITDA margin rose, as turnaround measures helped compensate for Saunalahti’s withdrawal. In 2005, among other things, a settlement on historical mobile interconnect fees, together with the takeover of the service provider ACN’s customers, burdened earnings by SEK 460 million.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•	CAPEX was almost halved due to increased purchasing efficiency and a lower need for additional network capacity following Saunalahti’s withdrawal.

Fixed communications
•
Net sales increased 4 percent due to strong growth in equipment sales. Around half of the growth was due to the consolidation of Data-Info, an ICT solutions provider for enterprises. Sales of broadband and managed IT services also rose, while sales of traditional data services and fixed voice decreased.

•	The number of broadband subscriptions increased by nearly 20 percent, or 62,000, to 412,000.

•	EBITDA rose 23 percent and EBITDA margin improved strongly due to the successful execution of profitability enhancing measures, which have in particular reduced subcontracting and personnel expenses.

•
CAPEX declined 12 percent as broadband growth continued at a high but more moderate pace than in 2005. Investment focus was on building IP networks and extending coverage of fiber access networks. TeliaSonera has the most extensive fiber access network in Finland.

SEK in millions, except margins, ARPU and no. of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	4,348	4,233	16,744	17,002
EBITDA excl. non-recurring items	1,089	775	4,326	3,641
Margin (%)	25.0	18.3	25.8	21.4
Operating income	359	-8	1,397	337
Operating income excl. non-recurring items	454	-6	1,781	448
Mobile communications
Net sales	2,409	2,379	9,427	9,993
EBITDA excl. non-recurring items	577	343	2,286	1,985
Margin (%)	24.0	14.4	24.2	19.9
CAPEX	157	202	392	763
ARPU (EUR)	29.5	28.5	28.7	30.1
Number of subscriptions, end of period (thousands)	2,407	2,507	2,407	2,507
Fixed communications
Net sales	1,939	1,854	7,317	7,009
EBITDA excl. non-recurring items	512	432	2,040	1,656
Margin (%)	26.4	23.3	27.9	23.6
CAPEX	341	325	1,015	1,157
Number of subscriptions, end of period (thousands)	1,033	1,073	1,033	1,073

Effects from the ongoing cost efficiency program
•
In addition to the SEK 1 billion gross cost savings program completed in 2005, a turnaround program was initiated at the end of 2005 to secure future growth and restore profitability. The program included cost savings measures targeted at lowering annual gross cost levels by SEK 2 billion as of 2008 compared to the cost levels in 2005.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
The turnaround measures implemented to date are expected to yield annual cost savings of approximately SEK 1 billion (from the total SEK 2 billion) as of 2007. During 2006, the savings effect from the turnaround program was approximately SEK 700 million (nil), of which about SEK 220 million in the fourth quarter. In addition, cost savings totaled SEK 1 billion (250 million) from the previous savings program, of which about SEK 250 million (220) in the fourth quarter. More than half of the savings affected mobile communications.

•
Since the introduction of the turnaround program, SEK 384 million (nil) has been reported as non-recurring items, of which SEK 96 million as impairment charges and SEK 138 million as expenses for the competence pool. Thus far, 414 employees have been transferred to the competence pool, of which 73 remained at the end of the quarter. In the fourth quarter, non-recurring expenses for the turnaround program totaled SEK 95 million.

•	The responsibility for the ongoing turnaround program in Finland is divided between the respective new business areas launched on January 1, 2007.

Fourth quarter
•
Demand was strong for bundled PC and broadband offerings. In con-trast to the competition, TeliaSonera, in line with its strategy to turn around the mobile market, chose not to offer any free air-time. Telia-Sonera improved its service levels significantly by adding more than 100 people to its customer service.

Mobile communications
•	Net sales increased 1 percent due to higher mobile handset sales and new pricing models. In local currency, sales rose 5 percent.

•	The number of subscriptions decreased by 29,000 from the previous quarter.

•	Postpaid churn improved slightly to 16 percent (17).

•	The number of traffic minutes per subscription rose 1 percent to 285 minutes, despite higher average prices. ARPU increased 4 percent to EUR 29.5.

•	EBITDA and EBITDA margin strongly improved due to turnaround measures, including decreased customer acquisition costs and new interconnect prices from July 1, 2006.

Fixed communications
•
Net sales increased 5 percent. In local currency, sales increased 8 percent. Main growth areas were equipment sales, managed IT services and broadband. Around half of the growth was due to the consolidation of Data-Info. A higher number of subscriptions and slightly higher ARPU contributed to the growth in broadband. Sales of fixed voice and data services continued to decline.

•	The number of broadband subscriptions increased by 17,000 from the previous quarter.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•	EBITDA rose mainly due to a SEK 68 million gain from sales of old receivables.

Record year in Norway

Full year
•
Competition in the Norwegian mobile and broadband market remained intense. Mobile activities were focused on price segmentation and cost reduction. Within mobile, TeliaSonera increased its market share in terms of revenue. Broadband prices remained fairly stable as competitors focused on offering more bandwidth at the same prices. NextGenTel maintained its position as the second largest broadband provider in Norway.

SEK in millions, except margins, ARPU and no. of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	2,366	2,096	9,432	7,481
EBITDA excl. non-recurring items	928	704	3,427	2,614
Margin (%)	39.2	33.6	36.3	34.9
Operating income	666	486	2,425	1,682
Operating income excl. non-recurring items	666	485	2,425	1,803
Mobile communications
Net sales	2,146	2,096	8,926	7,481
EBITDA excl. non-recurring items	890	704	3,328	2,614
Margin (%)	41.5	33.6	37.3	34.9
CAPEX	277	261	645	876
ARPU (NOK) *	368	353	368	338
Number of subscriptions, end of period (thousands)	1,641	1,651	1,641	1,651
Fixed communications
Net sales	220	-	506	-
EBITDA excl. non-recurring items	38	-	99	-
Margin (%)	17.3	-	19.6	-
CAPEX	37	-	84	-
Number of subscriptions, end of period (thousands)	172	-	172	-
* Refers to NetCom

Mobile communications
•
Net sales rose 19 percent to SEK 8,926 million (7,481) due to the acquisition of Chess (consolidated as of November 7, 2005), and higher sales at NetCom. A changed customer mix, with a higher proportion of postpaid subscriptions, and increased traffic contributed to the positive sales development at NetCom. Lower interconnect fees implemented as of July 1, 2006, impacted sales negatively.

•
NetCom’s customer mix improved and the total number of postpaid subscriptions in Norway increased by 83,000, while the number of prepaid subscriptions decreased by 93,000. As a result, ARPU increased significantly. Chess’ main focus during the year was to move its customers over to the NetCom network.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•	Postpaid churn declined to 15 percent (18).

•	EBITDA increased to SEK 3,328 million (2,614) due to higher sales and synergy gains from the consolidation of Chess. Lower interconnect fees impacted EBITDA negatively by approximately SEK 55 million.

•	CAPEX decreased year on year mainly due to large investments in UMTS and EDGE in 2005.

Fixed communications
•	Net sales were SEK 506 million and the EBITDA margin was 20 percent as a result of the acquisition of NextGenTel (consolidated as of June 1, 2006).

•	At year-end, NextGenTel had 172,000 subscriptions, of which 29,000 were VoIP subscriptions.

Fourth quarter
•
TeliaSonera was less active in the fourth quarter after its sales campaigns had dominated the Norwegian market in the third quarter. At the end of the quarter, the regulator NPT issued a draft decision on mobile voice termination prices, suggesting symmetric prices between Telenor and NetCom by July 1, 2008. NetCom questions the calculation method and the rationale of the proposed change of the termination prices. The auction of a fourth 3G license was cancelled due to lack of willingness to pay for the license.

Mobile communications
•
Net sales increased 2 percent to SEK 2,146 million (2,096), mainly due to the consolidation of Chess, increased traffic volumes and improved customer mix. In local currency, net sales increased 11 percent. Lower interconnect fees impacted net sales negatively.

•	During the fourth quarter the number of subscriptions increased by 4,000. The number of postpaid subscriptions increased by 9,000 and the number of prepaid subscriptions decreased by 5,000.

•	Postpaid churn increased to 19 percent (16).

•
EBITDA rose to SEK 890 million (704), and EBITDA margin improved to 42 percent (34), mainly due to higher sales, synergy gains from the consolidation of Chess, and lower sales and marketing costs. Lower interconnect fees impacted EBITDA negatively by approximately SEK 30 million.

Fixed communications
•	Net sales were SEK 220 million and EBITDA margin was 17 percent as a result of the acquisition of NextGenTel.

•	During the quarter the number of broadband subscriptions increased by 4,000. The share of VoIP subscriptions increased 2 percentage points to 17 percent.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Strong earnings improvement in Denmark, driven by mobile communications

Full year
•
Prices in the Danish mobile market were stable and focus remained on customer retention and customer loyalty. Mobile marketing activities were focused on data services and content offerings, such as mobile music shops. On the broadband market, prices stabilized gradually over the year and the focus was on delivering more bandwidth at the same prices. TeliaSonera maintained its position in the market.

SEK in millions, except margins, ARPU and no. of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	1,712	1,916	7,413	7,178
EBITDA excl. non-recurring items	331	182	1,422	817
Margin (%)	19.3	9.5	19.2	11.4
Operating income	79	52	423	-174
Operating income excl. non-recurring items	124	-81	500	-277
Mobile communications
Net sales	1,154	1,332	5,199	4,965
EBITDA excl. non-recurring items	242	77	982	391
Margin (%)	21.0	5.8	18.9	7.9
CAPEX	185	141	353	682
ARPU (DKK)	255	244	252	247
Number of subscriptions, end of period (thousands)	1,123	1,154	1,123	1,154
Fixed communications
Net sales	558	584	2,214	2,213
EBITDA excl. non-recurring items	89	105	440	426
Margin (%)	15.9	18.0	19.9	19.2
CAPEX	52	45	177	151
Number of subscriptions, end of period (thousands)	537	550	537	550

Mobile communications
•	Net sales increased 5 percent to SEK 5,199 million (4,965) due to higher ARPU and handset sales. Lower interconnect fees impacted net sales negatively.

•	The number of subscriptions decreased by 31,000 to 1,123,000, mostly due to a decline in the number of prepaid subscriptions as Te-liaSonera continued focusing on high-value customers.

•	Postpaid churn remained unchanged at 33 percent.

•
EBITDA improved significantly to SEK 982 million (391) due to increased net sales, synergy gains from the consolidation of Orange and other efficiency gains. Lower interconnect fees affected EBITDA negatively by approximately SEK 40 million. In 2005, EBITDA was burdened by costs for the re-branding of Orange.

•	CAPEX declined. In 2005, CAPEX had been driven higher by investments to increase network capacity.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed communications
•	Net sales remained unchanged. Increased sales within broadband and cable TV offset a continued decline in sales of traditional fixed telephony.

•	EBITDA and EBITDA margin increased slightly due to efficiency gains, mainly in the form of reduced administration costs.

•	CAPEX increased mainly due to the upgrade of the cable-TV and broadband networks.

Fourth quarter
•
Prices remained stable and Christmas campaigns were focused on data services and handset sales. TeliaSonera started its sales campaigns of Telia HomeFree, a new service to support fixed to mobile migration. The market position was maintained.

Mobile communications
•	Net sales decreased 13 percent primarily due to lower terminal sales and exchange rate effects. Lower interconnect fees further burdened sales. In local currency, net sales decreased 10 percent.

•	During the fourth quarter the total number of subscriptions increased by 29,000. The number of postpaid subscriptions increased by 13,000 and the number of prepaid subscriptions increased by 16,000.

•	Postpaid churn increased to 34 percent (27).

•	EBITDA improved substantially due to synergy gains from the consolidation of Orange and other efficiency gains. Lower interconnect fees affected EBITDA negatively by approximately SEK 10 million.

Fixed communications
•
Net sales decreased to SEK 558 million (584), mainly due to lower fixed voice sales, but remained stable in local currency. Sales of broadband and cable TV services increased 12 percent, or in local currency 16 percent.

•	During the quarter the number of broadband subscriptions increased by 3,000 to a total of 162,000.

•	EBITDA and the EBITDA margin decreased slightly due to lower fixed voice sales and slightly reduced margins in Stofa’s cable TV business.

Further market adaptation and streamlining
•
During the year the Danish operation initiated further efficiency measures in order to adapt the organization to the market. 65 employees were laid off and annual cost savings of SEK 80 million are estimated as of 2007. Restructuring costs of SEK 45 million were booked as a non-recurring item in the fourth quarter.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Good development in the Baltics

Full year
•
Competition remained fierce in the mobile and broadband markets, with new entrants increasing the pressure on prices. Mobile operators focused on upgrading their 3G networks with HSDPA. Growth within broadband continued, creating a growing demand for VoIP services, IP TV and triple play services. TeliaSonera was very active within all growth areas and maintained its market positions.

SEK in millions, except margins and no. of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	2,555	2,453	9,950	9,293
EBITDA excl. non-recurring items	1,018	971	4,403	4,255
Margin (%)	39.8	39.6	44.3	45.8
Income from associated companies	18	45	208	220
Operating income	612	432	2,781	2,303
Operating income excl. non-recurring items	612	432	2,781	2,303
Mobile communications
Net sales	1,814	1,651	6,978	6,380
of which Lithuania	604	605	2,412	2,302
of which Latvia	660	560	2,495	2,252
of which Estonia	550	486	2,071	1,826
EBITDA excl. non-recurring items	693	608	2,953	2,799
Margin (%), Lithuania	39.2	31.2	40.3	40.1
Margin (%), Latvia	38.9	43.2	47.5	49.4
Margin (%), Estonia	36.2	36.4	38.4	41.8
CAPEX	279	214	753	667
Number of subscriptions, end of period (thousands)	3,636	3,301	3,636	3,301
Fixed communications
Net sales	928	959	3,661	3,500
of which Lithuania	498	522	1,978	1,970
of which Estonia	430	437	1,683	1,530
EBITDA excl. non-recurring items	331	367	1,468	1,473
Margin (%), Lithuania	41.2	44.8	47.3	48.3
Margin (%), Estonia	29.3	30.4	31.7	34.1
CAPEX	278	173	650	418
Number of subscriptions, end of period (thousands)
in subsidiaries	1,506	1,433	1,506	1,433
in associated companies	720	692	720	692

Mobile communications
•
Net sales increased 9 percent to SEK 6,978 million (6,380) due to a higher number of subscriptions in all three markets and increased traffic per user in Latvia and Estonia. In Lithuania traffic per user decreased slightly due to the high intake of new prepaid subscriptions.

•	The number of subscriptions rose in all markets by a total of 335,000 to 3,636,000.

•	Average Baltic postpaid churn increased to 14 percent (13).

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
EBITDA improved in all Baltic markets driven by higher net sales. The EBITDA margin was maintained in Lithuania, but increased price pressure, together with higher costs for sales and marketing, weakened the EBITDA margin in Estonia and Latvia.

•	CAPEX increased in Lithuania and Estonia, mainly due to investments in EDGE and UMTS/HSDPA. In Latvia, CAPEX decreased, mainly due to reduced investments in 2G capacity and IT.

Fixed communications
•
Total net sales increased 5 percent to SEK 3,661 million (3,500), partly due to the acquisition of MicroLink in Estonia. Higher broadband net sales contributed to the rise and more than compensated for lower fixed voice sales.

•	In Estonia and Lithuania, the number of broadband subscriptions rose more than 50 percent to 322,000. The number of fixed voice subscriptions decreased 2 percent to 1,166,000.

•
The weakened EBITDA margin in Estonia is mainly due to the expansion into the managed services market. Increased sales of low margin products, including computers, to support the underlying business also weighed on the margin. In Lithuania, the slightly lower margin is explained by increased costs for sales and marketing and costs related to re-branding.

•	TeliaSonera’s income from the associated company Lattelecom, in Latvia, was SEK 208 million (220).

•	CAPEX increased due to the expansion of broadband in all markets and the build-out of digital terrestrial television in Lithuania.

Fourth quarter
•	The market was characterized by high activity, including Christmas campaigns. Competition and price pressure remained intense. Telia-Sonera maintained its market positions.

Mobile communications
•
Net sales increased 10 percent to SEK 1,814 million (1,651) due to a higher number of subscriptions in all three markets and increased traffic per user. In local currency, net sales as a weighted average of the three markets rose 14 percent.

•	During the quarter the number of subscriptions increased by 78,000 to 3,636,000.

•	Average Baltic postpaid churn increased to 15 percent (14).

•	EBITDA improved in all three markets due to higher net sales and increased profitability in Lithuania. The changes in EBITDA margins were mainly driven by the development of sales and marketing costs.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Fixed communications
•
Net sales decreased 3 percent. In Estonia, net sales increased 2 percent in local currency, driven by strong demand in the business segment. In Lithuania net sales decreased 1 percent in local currency due to the sale of Comliet. Excluding the effect from divestments, sales in Lithuania rose 5 percent in local currency.

•	The number of broadband subscriptions continued to grow and during the quarter increased by 39,000 to 322,000. The number of fixed voice subscriptions increased by 6,000 to 1,166,000.

•	The weakened EBITDA margin was mainly due to increased costs for sales and marketing, and higher sales of low margin products.

•	TeliaSonera’s income from associated company Lattelecom decreased to SEK 18 million (45) due to a change in deferred tax items related to fair value adjustments recorded in the TeliaSonera merger.

•	CAPEX increased mainly due to the expansion of broadband and hotspots in all Baltic markets and the introduction of digital terrestrial television in Lithuania.

Successful launch in Spain - customer intake
exceeding expectations

•	After a record short period of time following the closing of TeliaSonera’s acquisition of Xfera in June 2006, Xfera launched its Spanish operation under the brand Yoigo on December 1.

SEK in millions, except number of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Mobile communications
Net sales	5	-	5	-
EBITDA excl. non-recurring items	-247	-	-337	-
CAPEX	43	-	181	-
Number of subscriptions, end of period (thousands)	24	-	24	-

•
The Yoigo offering, based on easy to use services with transparent and attractive pricing, has been very well received in Spain. At the end of the year, the number of subscriptions had reached 24,000, out of a total of 34,000 orders received after only one month of operation.

•
EBITDA was SEK -247 million. Costs were mainly for the market launch, network and new customer intake. In December costs for brand awareness campaigns in connection with the commercial launch totaled SEK 90 million.

•	The Xfera operation is based on a flexible and cost efficient organization. Major functions such as network roll-out and maintenance, customer care, sales and logistics are outsourced.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Record year in International Mobile with continued strong growth and profitability

SEK in millions, except margins and number of subscriptions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	2,289	1,950	8,508	6,367
of which Kazakhstan	1,251	1,101	4,803	3,509
of which Azerbaijan	688	557	2,453	1,902
of which Georgia	268	219	945	719
of which Moldova	85	75	317	243
EBITDA excl. non-recurring items	1,212	1,072	4,787	3,519
Margin (%), total	52.9	55.0	56.3	55.3
Margin (%), Kazakhstan	55.6	60.4	57.8	55.8
Margin (%), Azerbaijan	52.3	60.9	61.4	63.2
Margin (%), Georgia	51.9	44.7	47.9	46.6
Margin (%), Moldova	44.7	44.0	44.2	52.3
Income from associated companies	1,478	845	4,800	2,937
of which Russia	786	283	2,780	1,176
of which Turkey	692	562	2,020	1,761
Operating income	2,416	1,698	8,557	5,692
Operating income excl. non-recurring items	2,416	1,698	8,557	5,692
CAPEX	472	563	2,699	2,449
Number of subscriptions, end of period (thousands)
Eurasia	7,352	6,146	7,352	6,146
Russia	29,749	22,836	29,749	22,836
Turkey	30,800	26,700	30,800	26,700
Ukraine	4,620	1,205	4,620	1,205

Full year

Eurasia
•	Net sales increased 34 percent due to strong subscription growth and higher ARPU.

•
The number of subscriptions rose by 20 percent, or 1.2 million, to 7.4 million. In Kazakhstan, the subscription growth was slowed by the requirement to register prepaid subscriptions. The registration by the customers was completed at the end of the third quarter and a total of 725,000 prepaid subscriptions were deactivated.

•	EBITDA rose 34 percent, mainly due to higher net sales and the EBITDA margin increased.

•
CAPEX remained high in order to maintain high network and service quality as well as coverage leadership in the region. TeliaSonera’s first 3G roll-out in the region is ongoing in Georgia. The commercial launch took place in December.

•
All four Fintur companies are dividend payers and during 2006 the companies paid a total of approximately SEK 1,400 million in dividends, of which approximately SEK 660 million to minority shareholders. In addition, SEK 350 million in extraordinary dividends were declared in December 2006 and paid in January 2007, of which approximately SEK 172 million to minority shareholders.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Russia
•
The Russian mobile market continued to show strong volume and revenue growth. The total market grew by 26 million to 152 million subscriptions. Mobile SIM card penetration rose from 87 to 105 percent. After several years of decline, prices leveled out during the year and ARPU improved. MegaFon strengthened its market position in terms of revenue among the three main operators, from 26 to 29 percent. In Moscow, MegaFon improved its market share of subscriptions from 14 to 19 percent. The Calling Party Pays (CPP) regulatory regime was introduced in July. The 3G license procedure was announced in December.

•
MegaFon (associated company, 43.8 percent holding) reported strong sales and earnings growth and TeliaSonera’s income from Russia rose 136 percent to SEK 2,780 million (1,176). SEK 340 million of the improvement is due to gains from exchange rates and divestments, and a negative revaluation of loans in 2005.

•
The number of subscriptions increased by 6.9 million to 29.7 million subscriptions. Growth was strongest in Moscow, where the number of subscriptions increased by 56 percent, or 1.8 million, to 5.0 million.

•	MegaFon paid no dividend to its shareholders (nil). The cash generated from operations was invested to expand the business.

Turkey
•
The Turkish mobile market continued to expand and the number of subscriptions grew by 9 million to over 51 million. Mobile SIM card penetration rose from 57 to 69 percent (reported with a one-quarter lag, year on year).

•
In Turkey, Turkcell’s (associated company, 37.3 percent holding, reported with a one-quarter lag) subscriptions increased by 4.1 million to 30.8 million. In Ukraine, the number of subscriptions increased by 3.4 million to 4.6 million.

•	Despite a depreciation of the Turkish lira against the Swedish krona, TeliaSonera’s income from Turkcell rose to SEK 2,020 million (1,761) due to a higher number of subscriptions and increased usage.

•	During 2006, TeliaSonera received SEK 1,501 million (175) in dividends from Turkcell and Turkcell Holding (which owns 51 percent of Turkcell and is jointly owned by TeliaSonera and Cukurova Holding).

Fourth quarter

Eurasia
•
Net sales increased 17 percent. In local currency, net sales rose 25 percent. The number of subscriptions rose by nearly 0.5 million to 7.4 million. Subscription growth was particularly strong in Kazakhstan, following the completion of the registration process of prepaid subscriptions and successful sales and marketing activities.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
EBITDA increased 9 percent, driven by higher net sales. The EBITDA margin decreased due to costs for increased sales and marketing activities that had been postponed from previous quarters in Kazakhstan and Azerbaijan.

•	CAPEX decreased, partly due to the postponement of certain investments.

Russia
•	MegaFon succeeded well during the fourth quarter and took 30 percent of the Russian subscription growth. In Moscow, MegaFon took 38 percent of the growth.

•
MegaFon showed continued strong sales and earnings growth. Telia-Sonera’s fourth quarter income from Russia rose to SEK 786 million (283). The increase includes SEK 92 million in gains from exchange rates and the PeterStar divestment by Telecominvest. In 2005, income was negatively affected by SEK 173 million from revaluations of loans.

•	MegaFon’s subscriptions increased by 1.6 million in the fourth quarter.

Turkey
•	In Turkey, the number of subscriptions rose by 1.0 million during the quarter (reported with a one-quarter lag). In Ukraine, the number of subscriptions increased by 0.7 million.

•
TeliaSonera’s income from Turkcell rose 23 percent to SEK 692 million (562) due to continued strong growth in usage and the number of subscriptions. A depreciation of 16 percent of the Turkish lira against the Swedish krona affected TeliaSonera’s income from Turkcell negatively.

Other operations *)

SEK in millions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	1,278	1,216	4,826	4,575
EBITDA excl. non-recurring items	-63	-48	7	151
Income from associated companies	17	84	694	84
Operating income	401	-25	1,046	171
Operating income excl. non-recurring items	-114	-14	498	73
CAPEX	170	96	394	247
*) Include TeliaSonera Holding and TeliaSonera International Carrier

•	Net sales increased mainly due to increased voice sales in the carrier operations.

•	Income from associated companies in 2006 was affected by a SEK 562 million gain from the sale of MTN Uganda that was booked in the third quarter by TeliaSonera’s associated company Overseas Telecom.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

•
Operating income was positively affected by the reversal of provisions related to integration and restructuring in the carrier operations. For the full year the effect was SEK 101 million, of which SEK 61 million in the fourth quarter.

•
Non-recurring items in the fourth quarter of 2006 were positively impacted by a SEK 500 million reversal of a provision related to the settlement of a dispute regarding a potential co-location site in London (West Ferry Road).

•	CAPEX increased due to expansion of the carrier operations into new regions and markets.

Stockholm, February 13, 2007

Anders Igel
President and CEO

Each year, TeliaSonera’s auditors review the interim reports for the first three quarters. Accordingly, this report has not been subject to review by the auditors.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial Information
More details on the new reporting structure and restated comparable figures, following the new organization introduced on January 1, 2007, will be published well in advance of the Interim Report January-March 2007.

Interim Report January-March 2007	April 24, 2007
Annual General Meeting, Stockholm	April 24, 2007
Shareholders’ information meeting, Helsinki	April 25, 2007
Interim Report January-June 2007	July 27, 2007
Interim Report January-September 2007	October 26, 2007
Year-end Report January-December 2007	February 13, 2008

Questions regarding content in the reports: TeliaSonera AB Investor Relations SE-106 63 Stockholm, Sweden Tel. +46 8 504 550 00 Fax +46 8 611 46 42 www.teliasonera.com/ir	Ordering of individual hard copies of the reports: Tel. +46 372 851 42 Fax +46 372 843 56 www.teliasonera.com/ir

Definitions
EBITDA: Earnings Before Interest, Tax, Depreciation and Amortization. Equals operating income before depreciation, amortization and impairment losses and before income from associated companies.

ARPU: Average monthly revenue per user.

Churn: The number of postpaid subscribers that have left the company expressed as a percentage of the average number of postpaid subscribers.

PSTN: Public Switched Telephone Network.

LLUB: Local Loop Unbundling.

HSDPA: High Speed Downlink Packet Access.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Income Statements

SEK in millions, except per share data and number of shares	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	23,187	22,876	91,060	87,661
Costs of production	-13,269	-12,933	-48,640	-47,287
Gross income	9,918	9,943	42,420	40,374
Selling, admin., and R&D expenses	-5,634	-6,277	-22,367	-23,706
Other operating revenues and expenses, net	351	-636	-143	-2,348
Income from associated companies	1,555	992	5,579	3,229
Operating income	6,190	4,022	25,489	17,549
Net financial revenues and expenses	-90	-145	-263	-530
Income after financial items	6,100	3,877	25,226	17,019
Income taxes	-1,562	-535	-5,943	-3,325
Net income	4,538	3,342	19,283	13,694
Attributable to:
Shareholders of the parent co.	4,029	2,734	16,987	11,697
Minority interests in subsidiaries	509	608	2,296	1,997

Shareholders’ basic and diluted earnings per share (SEK)	0.90	0.61	3.78	2.56
Number of shares (thousands)
Outstanding at period-end	4,490,457	4,490,457	4,490,457	4,490,457
Weighted average, basic and diluted	4,490,457	4,490,457	4,490,457	4,573,986
Number of treasury shares (thousands)
At period-end	-	184,775	-	184,775
Weighted average	-	184,775	125,546	101,246

EBITDA	7,455	6,744	31,113	27,508
EBITDA excl. non-recurring items	7,766	7,098	32,266	29,411
Depreciation, amortization and impairment losses	-2,820	-3,714	-11,203	-13,188
Operating income excl. non-recurring items	6,504	4,890	26,751	20,107

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Balance Sheets

SEK in millions	Dec 31, 2006	Dec 31, 2005
Assets
Goodwill and other intangible assets	74,172	74,367
Property, plant and equipment	48,195	48,201
Investments in associates, deferred tax assets and other financial assets	41,826	40,526
Total non-current assets	164,193	163,094
Inventories	997	765
Trade receivables, current tax receivables and other receivables	20,631	20,489
Interest-bearing receivables	1,958	2,407
Cash and cash equivalents	11,603	16,834
Total current assets	35,189	40,495
Non-current assets held-for-sale	10	186
Total assets	199,392	203,775

Equity and liabilities
Shareholders’ equity	119,217	127,049
Minority interests	8,500	8,645
Total equity	127,717	135,694
Long-term borrowings	24,311	20,520
Deferred tax liabilities, other long-term provisions	14,635	14,948
Other long-term liabilities	2,382	2,343
Total non-current liabilities	41,328	37,811
Short-term borrowings	3,418	6,215
Trade payables, current tax payables, short-term provisions and other current liabilities	26,929	24,055
Total current liabilities	30,347	30,270
Total equity and liabilities	199,392	203,775

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Cash Flow Statements

SEK in millions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Cash flow before change in working capital	4,575	5,424	28,034	26,158
Change in working capital	1,881	795	-533	832
Cash flow from operating activities	6,456	6,219	27,501	26,990
Intangible and tangible fixed assets acquired (cash CAPEX)	-3,591	-3,028	-10,905	-11,396
Free cash flow	2,865	3,191	16,596	15,594
Cash flow from other investing activities	599	-3,068	-2,179	-840
Total cash flow from investing activities	-2,992	-6,096	-13,084	-12,236
Cash flow before financing activities	3,464	123	14,417	14,754
Cash flow from financing activities	524	-421	-19,382	-15,653
Cash flow for the period	3,988	-298	-4,965	-899

Cash and cash equivalents, opening balance	7,834	16,936	16,834	17,245
Cash flow for the period	3,988	-298	-4,965	-899
Exchange rate differences	-219	196	-266	488
Cash and cash equivalents, closing balance	11,603	16,834	11,603	16,834

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Condensed Consolidated Statements of Changes in
Equity

	Jan-Dec 2006			Jan-Dec 2005
SEK in millions	Share- holders’ equity	Minority interests	Total equity	Share- holders’ equity	Minority interests	Total equity
Opening balance	127,049	8,645	135,694	121,133	6,934	128,067
Business combinations	25	-	25	-	-	-
Reporting financial instruments at fair value	-25	-	-25	46	-	46
Currency translation differences	-8,955	-608	-9,563	8,809	732	9,541
Inflation adjustments	-147	-	-147	1,177	-	1,177
Transactions with minority shareholders in subsidiaries	-	-215	-215	-	-12	-12
Net income recognized directly in equity	-9,102	-823	-9,925	10,032	720	10,752
Net income	16,987	2,296	19,283	11,697	1,997	13,694
Total recognized net income	7,885	1,473	9,358	21,729	2,717	24,446
Dividend	-15,717	-1,618	-17,335	-5,610	-1,006	-6,616
Treasury shares	-	-	-	-10,203	-	-10,203
Closing balance	119,217	8,500	127,717	127,049	8,645	135,694

Basis for Preparation

General. As in the annual accounts for 2005, TeliaSonera’s consolidated financial statements as of and for the year ended December 31, 2006, have been prepared in accordance with International Financial Reporting Standards (IFRS) and, given the nature of TeliaSonera’s transactions, with IFRSs as adopted by the European Union. The parent company TeliaSonera AB’s financial statements have been prepared in accordance with the Swedish Annual Accounts Act and the Swedish Financial Accounting Standards Council’s standard RR 32 “Accounting for Legal Entities” and statements issued by its Emerging Issues Task Force. This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

New accounting standards (not yet adopted by the EU). IFRS 8 “Operating Segments” (applies to annual financial statements for periods beginning on or after January 1, 2009, with earlier application permitted), was issued on November 30, 2006, as part of the joint project with the US FASB to reduce differences between IFRSs and US GAAP. IFRS 8 replaces IAS 14 “Segment Reporting” and is aligned with the requirements of FAS 131. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. TeliaSonera has decided to adopt IFRS 8 in 2007.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

IFRIC 11 “IFRS 2 - Group and Treasury Share Transactions” (effective for annual periods beginning on or after March 1, 2007, with earlier application permitted) was issued on November 2, 2006. IFRIC 11 addresses how to apply IFRS 2 “Share-based Payment” to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g. equity instruments of its parent). IFRIC 11 is currently not relevant to TeliaSonera.

IFRIC 12 “Service Concession Arrangements” (effective for annual periods beginning on or after January 1, 2008) was issued on November 30, 2006. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. IFRIC 12 is not relevant to TeliaSonera.

For further information, see corresponding sections in the Q2 2006 Interim Report and in the 2005 Annual Report.

Non-Recurring Items

SEK in millions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Within EBITDA	-311	-354	-1,153	-1,903
Restructuring charges, synergy implementation costs, etc.: Sweden	-628	-577	-1,255	-2,095
Finland	-105	-1	-288	-111
Denmark	-45	92	-77	62
International Carrier	44	134	77	216
Other	416	-9	383	-36
Capital gains: Telia Finans	7	7	7	61
Within Depreciation, amortization and impairment losses	-13	-514	-13	-636
Impairment losses, accelerated depreciation: Sweden	-	-405	-	-405
Norway	-	1	-	-121
Denmark	-	40	-	40
International Carrier	-13	-150	-13	-150
Within Income from associates	10	-	-96	-19
Impairment losses, capital gains/losses, provisions and other: Finland	10	-	-96	-
Infonet Services	-	-	-	-19
Within Financial net	-	-	183	-
Capital gains: Elisa	-	-	183	-
Total	-314	-868	-1,079	-2,558

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Deferred Taxes

SEK in millions	Dec 31, 2006	Dec 31, 2005
Deferred tax assets	12,054	12,305
Deferred tax liabilities	-10,121	-9,578
Net deferred tax assets (+)/liabilities (-)	1,933	2,727

Related Party Transactions

MegaFon. As of December 31, 2006, TeliaSonera had interest-bearing claims on its associated company OAO MegaFon of SEK 321 million.

Telefos. As of December 31, 2006, TeliaSonera had interest-bearing claims of SEK 101 million on its associated company Telefos AB. In the three-month period and the year ended December 31, 2006, TeliaSonera purchased services and products from Telefos worth SEK 643 million and SEK 1,812 million, respectively, mostly referring to network construction.

Svenska UMTS-nät. In the year ended December 31, 2006, TeliaSonera purchased services from its associated company Svenska UMTS-n’t AB worth SEK 505 million and sold services worth SEK 158 million.

Acquisition of Cygate

On November 16, 2006, TeliaSonera announced an agreement to acquire a majority stake in Cygate Group AB. After obtaining relevant regulatory approval closing took place on January 26, 2007. TeliaSonera acquired 98.76 percent of the shares for a cash consideration of SEK 639 million.

Cygate is a leading supplier of secure and managed IP network solutions as well as system integration in the Nordic market. The acquisition underlines TeliaSonera’s strategic direction to strengthen its position within managed services.

The transaction is a strategic acquisition providing TeliaSonera with broader competence within business solution sales, technology and project management. Cygate provides solutions within networking, security and IP telephony and services within support, maintenance and IT management. Cygate, which has strong brand recognition in the market, will operate as a separate business within TeliaSonera.

Cygate is expected to generate 2006 net sales of approximately SEK 805 million. Total assets as of September 30, 2006 were SEK 327 million. Work on the purchase price allocation has started. To some extent the cost of combination will be allocated to certain identifiable intangible assets (e.g. trade names), but will mainly be recognized as goodwill. The results of the Cygate operations are included in the consolidated financial statements as of February 1, 2007.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Investments

SEK in millions	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
CAPEX	3,688	3,091	11,101	11,583
Intangible assets	357	488	1,152	1,233
Property, plant and equipment	3,331	2,603	9,949	10,350
Acquisitions and other investments	111	2,630	3,951	2,732
Asset retirement obligations	64	194	67	194
Goodwill and fair value adjustments	46	2,408	3,778	2,466
Shares and participations	1	28	106	72
Total	3,799	5,721	15,052	14,315

Net Debt

SEK in millions	Dec 31, 2006	Dec 31, 2005
Long-term and short-term borrowings	27,729	26,735
Less short-term investments, cash and bank	-12,772	-18,362
Net debt	14,957	8,373

Loan Financing and Credit Rating

Cash-flow generation was positive during 2006, but substantial dividend pay-outs in May led to some refinancing need. During the year financing activities have been focused on issuance in Swedish kronor and overall the terms have been relatively attractive, even though public discussions relating to the ownership structure in TeliaSonera AB led to a deterioration of the funding conditions during the latter part of 2006.

In the fourth quarter Moody’s changed the Outlook on its TeliaSonera AB A2/P-1 credit rating from Stable to Negative.

During the year, a bond originally issued by the acquired company NextGenTel in Norway was prepaid in full. Furthermore, the remaining Eurobond maturing in April 2009, originally issued by TeliaSonera Finland Oyj (former Sonera Oyj), changed its listing from the London Stock Exchange’s Gilt-Edged and Fixed Interest Market to the Professional Securities Market.

Financing needs are expected to increase rather substantially in 2007, primarily due to extraordinary dividends that are expected to be paid in the spring.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

Financial Key Ratios

	Dec 31, 2006	Dec 31, 2005
Return on equity (%, rolling 12 months)	17.2	10.3
Return on capital employed (%, rolling 12 months)	19.5	12.6
Equity/assets ratio (%)	49.9	58.9
Net debt/equity ratio (%)	15.0	7.0
Shareholders’ equity per share (SEK)	26.55	28.29

Collateral Pledged and Guarantees

Collateral pledged at December 31, 2006 totaled SEK 1,403 million, mainly referring to blocked funds in bank accounts for Ipse 2000 S.p.A.’s future license payments and pledges of shares in Svenska UMTS-n’t AB. Guarantees totaled SEK 2,058 million, of which SEK 1,685 million referred to credit guarantees on behalf of Svenska UMTS-n’t. Under certain third-party agreements, the credit guarantees on behalf of Svenska UMTS-n’t are capped at SEK 2,400 million.

Contractual Obligations

Contractual obligations at December 31, 2006 totaled SEK 1,869 million, of which SEK 1,535 million referred to contracted build-out of TeliaSonera’s mobile network in Spain and fixed networks in Sweden and Lithuania.

Parent Company

Net sales for the year were SEK 19,705 million (21,363), of which SEK 14,424 million (16,046) was billed to subsidiaries. Earnings before appropriations and taxes decreased to SEK 7,631 million (11,526), mainly due to lower dividends from subsidiaries. Net income was SEK 3,228 million (1,853).

Total investments for the year amounted to SEK 17,332 million (7,009), including SEK 2,382 million (2,754) in property, plant and equipment, primarily for the fixed network. The acquisition price for NextGenTel Holding was SEK 2,335 million. Other investments totaling SEK 12,615 million (4,255) were mainly attributable to capital infusions in subsidiaries and other equity holdings. Of the capital infusions, SEK 12,113 million (921) was provided through debt conversion.

Financial Information/“Underlying” Measures of
Results of Operations

This year-end report includes information on “underlying” measures of TeliaSonera’s results of operations, such as “EBITDA excluding non-recurring items” and “Operating income excluding non-recurring items.” EBITDA equals operating income before depreciation, amortization and impairment losses, excluding income from associated companies. Non-recurring items include impairment losses, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera’s management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these “underlying” measures are presented to enhance the understanding of TeliaSonera’s historical operating performance.

Year-end Report January-December 2006. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered office: Stockholm

These “underlying” measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These “underlying” measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This year-end report contains statements concerning, among other things, TeliaSonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera’s future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.